
02006640

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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SEC FILE NUMBER
8- 30202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daniels & Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 500
(No. and Street)

Denver, (City) CO (State) 80209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Fowler (303) 778-5555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2300 (ADDRESS) Denver (CITY) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/21

OATH OR AFFIRMATION

I, William W. Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daniels & Associates, L.P. ______, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William W. Fowler

Signature

Senior Vice President & Chief Financial Officer

Title

Sandra M Watts

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ■ (c) Statement of Operations
- ■ (d) Statement of Cash Flows
- ■ (e) Statement of Changes in Partners' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ■ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DANIELS & ASSOCIATES, L.P.

Financial Statements and
Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon)

These financial statements and schedule should
be deemed confidential pursuant to
subparagraph (e)(3) of SEC rule 17a-5



707 Seventeenth Street
Suite 2300
Denver, CO 80202

Independent Auditors' Report

The Partners
Daniels & Associates, L.P.:

We have audited the accompanying statement of financial condition of Daniels & Associates, L.P. as of December 31, 2001, and the related statements of operations, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daniels & Associates, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
January 25, 2002



DANIELS & ASSOCIATES, L.P.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	9,567,807
Receivables:		
Trade		93,960
Employees		21,163
Affiliate		53,642
Other		288,062
		456,827
Prepaid expenses and other assets		423,587
Property and equipment, net		1,786,030
Investments		291,406
Total assets	$	12,525,657
Liabilities and Partners' Capital		
Accounts payable:		
Trade	$	207,037
Affiliate		37,159
		244,196
Accrued commissions payable		122,443
Accrued salaries and other		160,450
Accrued rent		956,463
Total liabilities		1,483,552
Partners' capital		11,042,105
Commitments (notes 4 and 6)		
Total liabilities and partners' capital	$	12,525,657

See accompanying notes to the financial statements.

DANIELS & ASSOCIATES, L.P.

Statement of Operations

Year ended December 31, 2001

Revenue:		
Commissions and fees	$	49,340,583
Other		164,960
Total revenue		49,505,543
Operating expenses:		
Commissions		20,150,000
General and administrative		22,618,264
Depreciation and amortization		382,487
Total operating expenses		43,150,751
Operating income		6,354,792
Interest income		565,590
Gain on sale of investment		6,606
Impairment of investment		(420,000)
Net income	$	6,506,988

See accompanying notes to the financial statements.

DANIELS & ASSOCIATES, L.P.

Statement of Partners' Capital

Year ended December 31, 2001

	General Partners		Limited Partners		
	Daniels Partners, Inc.	DNA, Inc.	Daniels Communications, Inc.	Daniels Partners, Inc., II	Totals
Balances at December 31, 2000	$ 13,216,482	48,763	438,852	1,656,728	15,360,825
Cash distributions	(9,136,076)	(48,763)	(438,852)	(1,202,017)	(10,825,708)
Net income	5,856,289	—	—	650,699	6,506,988
Balances at December 31, 2001	$ 9,936,695	—	—	1,105,410	11,042,105

See accompanying notes to the financial statements.

DANIELS & ASSOCIATES, L.P.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 6,506,988
Impairment of investment	420,000
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization	382,487
Decrease in receivables	532,396
Decrease in prepaid expenses	661,515
Decrease in accounts payable and accrued liabilities	(198,235)
Increase in accrued rent	187,991
Net cash provided by operating activities	8,493,142
Cash flows from investing activities:	
Capital expenditures	(430,622)
Proceeds from sale of investment	23,787
Net cash used by investing activities	(406,835)
Cash flows used by financing activities – cash distributions to partners	(10,825,708)
Net decrease in cash and cash equivalents	(2,739,401)
Cash and cash equivalents at beginning of year	12,307,208
Cash and cash equivalents at end of year	$ 9,567,807

See accompanying notes to the financial statements.

DANIELS & ASSOCIATES, L.P

Notes to Financial Statements

December 31, 2001

(1) Summary of Significant Accounting Policies

(a) Organization

Daniels & Associates, L.P. (the Partnership) was formed on April 1, 1990, and operates as a fully disclosed registered broker/dealer in securities under the Securities and Exchange Act of 1934 and provides brokerage, investment banking, and other financial services to the media, internet, and telecommunications industries. The Partnership does not hold, nor does it plan to hold, any customers' securities or funds. The Partnership was reorganized on March 8, 2000.

Through March 7, 2000, Daniels Partners, Inc. (DPI) and DNA, Inc. (DNA) were the general partners, and Daniels Communications, Inc. (DCI) was the limited partner of the Partnership with ownership and liquidation percentages of 90%, 1%, and 9%, respectively. Profits and losses were allocated in accordance with the Amended and Restated Partnership Agreement (the Agreement) dated January 1, 1994. The partnership agreement was amended on March 8, 2000. DCI and DNA were allocated 10% of profits, before deducting certain expenses, as defined in the Agreement and all remaining amounts are allocated to DPI. Losses were allocated in accordance with the partners' ownership percentages.

Immediately following Bill Daniels death, March 7, 2000, the ownership structure was reorganized in accordance with the January 1, 1994 partnership agreement provisions where the current shareholders of Daniels Partners, Inc. purchased the stock of DNA, Inc. from the Estate of Bill Daniels and changed the S-Corporation name to Daniels Partners, Inc. II (DPI II). DPI II then purchased the 9% partnership interest from Daniels Communications, Inc. Thus, DPI II became a 10% limited partner in Daniels & Associates, L.P.

The Partnership agreement specifies that final income allocations are to be calculated based on a pro rata portion of the annual income. Accordingly, DNA and DCI had undistributed partners' capital balances at December 31, 2000. These amounts were distributed in 2001.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(Continued)

(e) ***Investments***

Investments are primarily composed of warrants relating to two companies. Such warrants were received in lieu of commission payments. Such investments are valued at fair value as determined by the board of directors.

(f) ***Property and Equipment***

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives or the life of the lease ranging from five to thirteen years. The Partnership periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

(g) ***Revenue Recognition***

Transaction fees and commissions are recognized upon closing or upon completion of services where payment is not contingent on a future event.

(h) ***Income Taxes***

No provision for federal or state income taxes has been made in the accompanying financial statements as the income or loss of the Partnership will be reported in the respective income tax returns of the partners. The Partnership has operations in New York City, which does not adhere to the conduit principle of a limited partnership. As such, the Partnership is levied tax at the municipal level in New York. The estimated New York City unincorporated business income tax is $125,071 as of December 31, 2001.

(2) Property and Equipment

Property and equipment are summarized as follows:

Furniture and fixtures	$	924,204
Computer equipment and software		1,153,180
Leasehold improvements		1,034,337
		3,111,721
Less accumulated depreciation and amortization		1,328,691
Property and equipment, net	$	1,786,030

During the year ended December 31, 2001, the Partnership removed approximately $890,500 of fully depreciated assets from its records.

(3) Related Party Transactions

During 2001, DCI allocated expenses of approximately $70,000 to the Partnership for its share of certain administrative costs incurred by DCI on behalf of the Partnership.

(Continued)

The receivable and payable from affiliate represents non-interest-bearing advances among the Partnership, DCI, and its affiliates.

The Partnership made non-interest-bearing advances to its partners. Such advances amounted to approximately $346,000, which is reflected in prepaid expenses and other assets in the accompanying statement of financial condition.

(4) Minimum Net Capital Requirement

The Partnership, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Pursuant to Rule 15c3-1, the Partnership is required to maintain minimum net capital, as defined, which is the greater of $100,000 or an amount equal to 6 2/3% of aggregate indebtedness, as defined. Required net capital and actual net capital at December 31, 2001 were $100,000 and $7,927,282, respectively.

(5) Rule 15c3-3

The Partnership is exempt from Rule 15c3-3 under subsection (k). Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

(6) Commitment

The Partnership leases office facilities under two noncancelable operating leases and office equipment which expire on various dates through 2010. Future minimum lease payments under operating leases as of December 31, 2001 are as follows:

	Operating leases
2002	$ 771,521
2003	755,552
2004	731,575
2005	706,750
2006 and thereafter	1,306,381
	$ 4,271,779

The lease payments on the Partnership's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2001, the cumulative rent expense exceeded the cumulative cash payments on the leases by $956,463. This amount is recorded as accrued rent in the accompanying statement of financial condition. Rent expense for the year ended December 31, 2001 was $691,912, net of sublease rental income of $38,372 from DCI.

In connection with the Partnership's New York office lease, the Partnership has issued an irrevocable letter of credit in the amount of $195,624 which is scheduled to expire upon the end of the lease term in 2010.

Schedule 1

DANIELS & ASSOCIATES, L.P.

Net Capital Computation

December 31, 2001

Partners' capital	$	11,042,105
Deduct nonallowable assets:		
2% of the market value of a money market fund held for short-term investment purposes		156,973
Equipment, net		1,786,030
Unsecured receivables		456,827
Prepaid expenses		421,566
Investments		291,406
Other		2,021
Net capital	$	7,927,282
Net capital	$	7,927,282
Minimum net capital requirement (minimum of $100,000)		100,000
Net capital in excess of minimum requirement	$	7,827,282
Total aggregate indebtedness	$	1,483,552
Ratio of aggregate indebtedness to net capital		.189:1

Note:
Net capital, as reported in the Partnership's previously filed Part IIA of Form X-17A-5, does not differ from the above amount.

See accompanying independent auditors' report.



707 Seventeenth Street
Suite 2300
Denver, CO 80202

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Partners
Daniels & Associates, L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Daniels & Associates, L.P. (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making periodic securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule17a-13;

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Partnership, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
January 25, 2002